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                              December 4, 2020

       Lee Rauch
       Chief Executive Officer
       Miragen Therapeutics, Inc.
       6200 Lookout Road
       Boulder, CO 80301

                                                        Re: Miragen
Therapeutics, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 20,
2020
                                                            File No. 001-36483

       Dear Ms. Rauch:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Acquisition of Viridian, page 13

   1. It does not appear that you have filed the exclusive license agreement with ImmunoGen,
                                                        Inc. as an exhibit to
any of your filings and it is not clear whether this agreement will be filed when Miragen
shareholders will be asked to vote on the Conversion Proposal.
                                                         Please file that
agreement as an exhibit to an appropriate filing or explain to us the basis for your determination
that it is not required to be filed. If you believe the agreement is not required to be
filed, please include in your explanation a detailed analysis supporting your belief that your
plans to develop and commercialize VRDN-001 are not substantially dependent on that
license agreement.
   2. We note your disclosure that you have included a pro forma balance sheet as Annex C to your proxy statement
for informational purposes only. Please revise this statement so that it does not imply to
shareholders that you are not responsible for this disclosure.
 Lee Rauch
Miragen Therapeutics, Inc.
December 4, 2020
Page 2
Background and Reasons for the Transactions, page 15

3. We note your disclosure that in approving the acquisition of Viridian and the related financing, the board of directors considered the pros and cons of these transactions versus other alternatives. Please expand your disclosure to include the consideration that the board gave to the pros and cons of acquiring Viridian through the issuance of convertible preferred stock instead of through a traditional acquisition where the stockholders could vote to approve or disapprove of the acquisition and the issuance of securities prior to the consummation of the acquisition. The expanded disclosure should include why the board viewed the preferred stock structure as preferable to a traditional structure, the business reasons for preferring the current structure, and why the board chose to structure the transaction in a way that would not allow the stockholders of the company to vote and express their approval or disapproval on the acquisition itself.
4. We note that your Proposal No. 1 Approval of Conversion Proposal is a result of your acquisition of Viridian. Although we note your brief discussion of the background of the transactions in this section, please refer to Note A of Schedule 14A and revise your proxy statement to provide all of the material information relating to Viridian and the acquisition that is required by Item 14(b)(7) of Schedule 14A, including the information required by
      Items 1005(b) and 1011(a)(1) of Regulation M-A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tim Buchmiller at (202) 551-3635 or Joe McCann at (202) 551-6262 if
you have questions.



                                                            Sincerely,
FirstName LastNameLee Rauch
                                                            Division of
Corporation Finance
Comapany NameMiragen Therapeutics, Inc.
                                                            Office of Life
Sciences
December 4, 2020 Page 2
cc:       Ryan Murr, Esq.
FirstName LastName